[Test] How to Raise Funds for Your Startup! Gemini One EX Venture Portfolio coming to WeFunder

Dear ,

We are back from our short break. Zero Carbon is getting ready for the next raise starting November at an impressive 25 Mil. USD valuation.
We can really use some time to adjust to all the inquiries we have received and all the new projects taking off- bringing waste technology to global markets.

Raising Funds on WeFunder has been a great experience and we are taking the time to share our experience on a number of podcasts over the coming weeks.
Tonight I had the pleasure of talking to Robert [illegible] about Raising Funds for your Startup. There are so many Entrepreneurs in the world with great ideas, ready to execute but lacking the funds to get started. The US is the largest capital market in the world and supporting startups are a part of American culture- unlike in my native home in Germany for example.

Turns out we had a lot to talk about! Speaking about Zero Carbon and EX Venture and our upcoming second portfolio company to launch on WeFunder - Gemini One.

[Test] How to Raise Funds for Your Startup! Gemini One EX Venture Portfolio coming to WeFunder

Dear ,

We are back from our short break. Zero Carbon is getting ready for the next raise starting November at an impressive 25 Mil. USD valuation.
We can really use some time to adjust to all the inquiries we have received and all the new projects taking off- bringing waste technology to global markets.

Raising Funds on WeFunder has been a great experience and we are taking the time to share our experience on a number of podcasts over the coming weeks.
Tonight I had the pleasure of talking to Robert [illegible] about Raising Funds for your Startup. There are so many Entrepreneurs in the world with great ideas, ready to execute but lacking the funds to get started. The US is the largest capital market in the world and supporting startups are a part of American culture- unlike in my native home in Germany for example.

Turns out we had a lot to talk about! Speaking about Zero Carbon and EX Venture and our upcoming second portfolio company to launch on WeFunder - Gemini One.

[Test] How to Raise Funds for Your Startup! Gemini One EX Venture Portfolio coming to WeFunder

Dear ,

We are back from our short break. Zero Carbon is getting ready for the next raise starting November at an impressive 25 Mil. USD valuation.
We can really use some time to adjust to all the inquiries we have received and all the new projects taking off- bringing waste technology to global markets.

Raising Funds on WeFunder has been a great experience and we are taking the time to share our experience on a number of podcasts over the coming weeks.
Tonight I had the pleasure of talking to Robert [illegible] about Raising Funds for your Startup. There are so many Entrepreneurs in the world with great ideas, ready to execute but lacking the funds to get started. The US is the largest capital market in the world and supporting startups are a part of American culture- unlike in my native home in Germany for example.

Turns out we had a lot to talk about! Speaking about Zero Carbon and EX Venture and our upcoming second portfolio company to launch on WeFunder - Gemini One.


The low-impact waste solutions are developed by EX Zero-Carbon, one of the waste industry's leading engineering and development companies. Affordable, small-scale waste-to-energy solutions anywhere in the world have become possible through Zero Carbon's breakthrough development.
exventure
TECH TiMES
www.techtimes.com

GEMINI ONE- BUILDING NEXT-GENERATION SOLAR-POWERED, ZERO-EMISSION FLOATING HOMES COMING TO WEFUNDER SOON!


exventure
SPEAKUP MONDAY
FEATURED ON
Forbes
RAISING FUNDS FOR YOUR STARTUP

HERE IS TONIGHT'S BROADCAST- LIVE FROM TROPICAL NOMAD IN CANGGU- BALI

IF YOU ARE INTERESTED IN RAISING FUNDS ON WEFUNDER- YOU CAN USE THIS LINK AND SAVE 2500 USD ON YOUR FEES. SIGN UP HERE

IF YOU ARE INTERESTED IN RAISING FUNDS ON START ENGINE- YOU CAN SIGN UP HERE FOR A SPECIAL BONUS- SIGN UP HERE

We love to share our experience with Entrepreneurs All over the World-
If you have any questions- drop me an E-Mail at j.uhlig@exventure.co

All the Best Julien


exventure
ACADEMY
FEATURED ON
Forbes
JULIEN UHLIG
CEO
exventure.co
RAISING FUNDS FOR YOUR STARTUP

Invest Now into EX Venture-

We are getting ready to launch the next Portfolio on Wefunder- Driving our Valuation while creating amazing impact companies.

INVEST NOW IN EX VENTURE

Find out more at www.exventure.co

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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[Test] Wow- 50 Investors in the First 5 Min. on WeFunder - EX VENTURE Night Tomorrow!

Julien Uhlig <mail@sendfoxmail.com>
To j.uhlig@ex-venture.com

3:57 PM

Reply Reply all Forward Delete

Dear ,

It is a Big Day for Us Here at EX Venture! We have officially Launched Our Crowdfunding Campaign on WeFunder. 58 Investors in the first Minutes and the USD 50.000 will fall on the first day. (Pretty Sure)

What is an entirely new experience to me are 111 positive Reviews for our Zero Carbon campaign? As some of you might know but I am an artist at heart! Getting your support, makes us work harder to finally get this waste problem we are facing under control. Thanks, Everyone. After working so hard for so long it really means the world to us!

OUR FEEDBACK PAGE ON WEFUNDER-


$241,241

THE EX VENTURE STORY-VIDEO


exventure

Feedback

Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] EX VENTURE NIGHT is Starting in 2 Hours!!! What a List? Funding Goal Reached!
2 messages

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:55 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>

Dear Julien,

The Time Has Come For EX Venture Night!

THIS MORNING FOR USA- TONIGHT FOR ASIA- EVENING IN EUROPE AND AFRICA - YES! AND WE REACHED OUR FUNDING GOAL IN THE FIRST 2 HOURS ON WEFUNDER!

VOTE FOR YOUR FAVORITE STARTUP AND THE ENDLESS BRAGGING RIGHTS OF BEING VOTED- BEST OF GLOBAL 2021

please share the program with your network- your fans- your followers!

The Program Will Air at 9 AM PST- 12 PM EST Right Here:
www.exventure.co

EX VENTURE NIGHT- NOW

This is also where you can vote for the next week until we declare our official Winner!

Big Thanks to all of our friends who are donating their time to spotlight these great companies that are solving pressing global issues! We at EX Venture Hope that you will enjoy this program!

Here are the Finalists:

Nostromo Energy- Israel
Desert Control- Norway
Phoebus Energy- Israel

Worldsensing- Spain
H2 Site- France
SeeTree- Isreal
Libertine Engines- UK
Boreal Light- Germany
Enzinc- USA
Seadlings- Malaysia
Amai Proteins- Israel
Purify Fuels - USA
Zero Carbon- Germany/ USA

The Evening is Hosted By Julien Uhlig, CEO of EX Venture Inc.

Meet the Moderators:
Giancarlo Savini- Honeywell Ventures, USA
Steven Berkenfeld- Investment Legend, USA
Harold Wiener- Terra Venture Partners, Israel
Remy De Tonnac ETF Partners, UK
Vincent Ruinet, Engie Ventures, France
Stephen Schueler, Enerjen Capital, Denmark
Leesa Soulodre, R3i Ventures, Singapore
Adam Baker, AGL Energy Ventures, Australia
Peter Du Pont Asia Clean Energy Partners, Thailand
Craig Douglas, CleanTech VC, Netherlands

THE EX VENTURE STORY-VIDEO


exventure
WEFUNDER
ONE MORE DAY!
BUILDING THE NEXT GENERATION OF GREAT IMPACT COMPANIES
CNN
Inc.
Forbes

INVEST NOW IN EX VENTURE ON WEFUNDER

Invest now- this round will not last long! LINK

The investment for EX Venture is very limited to a 250.000 USD total- hopefully, we will reach that within days, and we can go back and focus on the companies that are growing to be superstars. Invest now and put us on top of the list of fastest-rising companies. Drop me a message if you have any questions or suggestions.

After two years of offering EX Venture as a Free Service, we are ready to grow together. The next company is almost ready for investment-

INVEST NOW IN EX VENTURE

Wow-what a Week!

We see at EX Venture Night!

13 Companies- 10 Top Investors- Over 1500 Attendees and I am proud to be your host.

All the best wishes from Bali!

Julien

THERE ARE ONLY 6 DAYS LEFT TO INVEST IN ZERO-CARBON-

NEW HIGHER VALUATION ON NOVEMBER 1


Julien Uhlig, CEO
EX ZERO CARBON INC.
We are bringing true
breakthrough technology to markets.

ZERO CARBON INTRO- BACK ON THE STARTUP SIDE

https://youtu.be/Kp-C0tEJ-LE

INVEST NOW IN ZERO CARBON ON WEFUNDER


exventure
BEST OF GLOBAL
2021
23.09.21
Steven Berkenfeld
Renat Heuberger
Remy de Tonnac
Gerard Reid
Giancarlo Savini
Peter du Pont
Craig Douglas
Matthew King
Adam Baker
ENERGY TRANSITION . AG TECH . FOOD TECH
AI ROBOTICS . STORAGE . MOBILITY
Julien Uhlig

EX VENTURE NIGHT COMING THIS THURSDAY

We are Super Proud to announce the first Round of Co-Hosts of EX Venture Night, **"Best of Europe 2021"** This is the largest Online-Investment Event for Impact and Sustainability Companies.

We will be joined by:
Renat Heuberger, CEO of Southpole AG
Giancarlo Savini, Investments & Partnerships Director at Honeywell
Gerard Reid, Co-Founder of Alexa Capital
Remy de Tonnac, ETF Partners
Craig Douglas, SET Venture Partners
Matthew King, Valhalla Ventures
Steven Berkenfeld, Form. Barclays Bank

EX Venture Night will be an Epic Event!
You can sign up for free right here! EX VENTURE NIGHT

Check Out our Past Attendee List- Yeah it's Everyone!

Find out more at www.exventure.co

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being

solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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EX Zero Carbon 20A Tanjong Pagar Road Singapore, Singapore 088443
Singapore

Unsubscribe

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:56 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>

[Quoted text hidden]

Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] Last Chance to Invest in Zero Carbon and Vote on EX Venture Night
1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:56 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>

Dear Julien,

It has been a fantastic EX Venture Night- 1700 Viewers so far, and the numbers are going up. If you missed the live program- you can still watch it right here!www.exventure.co

We have also prepared a short highlight video giving you a quick intro to the great companies! You still have until Thursday to vote!

I want to thank everyone for EX Zero Carbon on WeFunder's- The Campaign has only one more day to go. We made many new friends- enthusiasts, and we are looking forward to returning full force in early November with some great news and a higher valuation.

This is the last chance to invest at the current valuation- so if you have not done so yet- here is the link.

All the Best Julien

THERE IS ONLY 1 DAY LEFT TO INVEST

IN ZERO-CARBON-

NEW HIGHER VALUATION ON NOVEMBER 1


Julien Uhlig, CEO
EX ZERO CARBON INC.
We are bringing true breakthrough technology to markets.

ZERO CARBON INTRO- BACK ON THE STARTUP SIDE

https://youtu.be/Kp-C0tEJ-LE

INVEST NOW IN ZERO CARBON ON WEFUNDER


FEATURED ON
Forbes
exventureNIGHT
BEST OF GLOBAL 2021
THE HIGHLIGHTS

WATCH SOME OF THE HIGHLIGHTS RIGHT HERE

The investment for EX Venture is very limited to a 250.000 USD total- hopefully, we will reach that within days, and we can go back and focus on the companies that are growing to be superstars. Invest now and put us on top of the list of fastest-rising companies. Drop me a message if you have any questions or suggestions.

INVEST NOW IN EX VENTURE

Find out more at www.exventure.co

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Share To Win a Trip to Bali!

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

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Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] Remote Work is Here to Grow! Free 120 page Market Study for Download

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:53 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>

Dear Julien,

We are feeling how life has changed since Covid- How Remote work has become the new normal. If you find out more- Here is the pre-release of our market study 2021.- The past year was one of the monumental shifts....
You can download it right here: DOWNLOAD FREE

As we are looking at new remote life-work concepts- maybe this is interesting to you as well.


exventure
trends
IN REMOTE WORK
EX VENTURE INC

As 2021 begins to come to an end, it's clear that the shift towards remote working will remain. Companies continue to be hesitant around bringing employees back in full-time, and employees are similarly reticent to come back to the office. Nevertheless, working remotely offers many benefits, and many trends have emerged in its wake, signaling its popularity. Remote work trends in 2018 and remote work trends in 2020 have seen a dramatic increase globally. As lockdowns continue and offices remain closed, there is more remote working than in the years

before. Remote work has also increased due to the flexibility and ease it offers, with the majority of employees stating that they do not want to return to the office.

In 2019, about 26.7 million US workers have started working remotely. That was about 20.7% of total workers in the United States. Because of the coronavirus outbreak that is making the largest toll on the country, as much as 44% of them now work from home. This is especially true in the technology sector with popular companies, such as Airbnb, Twitter, Apple, and Google leading the charge. Of course, in these extraordinary times, this is expected. But when normalcy was around, and when it returns, the increasing demand for work from home options seems to stem from two catalysts: (1) living costs in the metro with a high density of knowledgeable workers, and (2) technology has allowed for remote collaboration.

The past year was one of the monumental shifts. While every aspect of our personal lives underwent a significant change, the professional side also saw a massive shake-up. Remote work is one of those new trends. According to a recent Upwork survey, about 1 in 4 Americans (26.7%) will be working remotely in 2021. This is a significant change from 2015 when only 7% of civilian employees in the U.S. had an option to work from home. This is prepping to be the year of big remote work shifts, and work-from-home policies across companies and industries will change massively. Twitter, Shopify, and Dropbox have already announced that they will be moving to permanent work-from-home setups, and Mark Zuckerberg, CEO of Facebook, announced that half of the company's employees could work remotely for 5 to 10 years.

Working From Home: Motivations and Concerns

So, why go to the office to do things that you can otherwise accomplish at home? Is going to the office just to let your boss know that you are working? Wouldn't be figure that out with your output? These are the common rhetorical questions that employees pushing for the work from home setups bring up. Today, workers demand flexibility. They want a great work-life balance. And, it is commonly believed that when people have a good work-life balance, they become more productive at work. This is, at least, the selling point for remote work arrangements.

before. Remote work has also increased due to the flexibility and ease it offers, with the majority of employees stating that they do not want to return to the office.

In 2019, about 26.7 million US workers have started working remotely. That was about 20.7% of total workers in the United States. Because of the coronavirus outbreak that is making the largest toll on the country, as much as 44% of them now work from home. This is especially true in the technology sector with popular companies, such as Airbnb, Twitter, Apple, and Google leading the charge. Of course, in these extraordinary times, this is expected. But when normalcy was around, and when it returns, the increasing demand for work from home options seems to stem from two catalysts: (1) living costs in the metro with a high density of knowledgeable workers, and (2) technology has allowed for remote collaboration.

The past year was one of the monumental shifts. While every aspect of our personal lives underwent a significant change, the professional side also saw a massive shake-up. Remote work is one of those new trends. According to a recent Upwork survey, about 1 in 4 Americans (26.7%) will be working remotely in 2021. This is a significant change from 2015 when only 7% of civilian employees in the U.S. had an option to work from home. This is prepping to be the year of big remote work shifts, and work-from-home policies across companies and industries will change massively. Twitter, Shopify, and Dropbox have already announced that they will be moving to permanent work-from-home setups, and Mark Zuckerberg, CEO of Facebook, announced that half of the company's employees could work remotely for 5 to 10 years.

Working From Home: Motivations and Concerns

So, why go to the office to do things that you can otherwise accomplish at home? Is going to the office just to let your boss know that you are working? Wouldn't be figure that out with your output? These are the common rhetorical questions that employees pushing for the work from home setups bring up. Today, workers demand flexibility. They want a great work-life balance. And, it is commonly believed that when people have a good work-life balance, they become more productive at work. This is, at least, the selling point for remote work arrangements.

before. Remote work has also increased due to the flexibility and ease it offers, with the majority of employees stating that they do not want to return to the office.

In 2019, about 26.7 million US workers have started working remotely. That was about 20.7% of total workers in the United States. Because of the coronavirus outbreak that is making the largest toll on the country, as much as 44% of them now work from home. This is especially true in the technology sector with popular companies, such as Airbnb, Twitter, Apple, and Google leading the charge. Of course, in these extraordinary times, this is expected. But when normalcy was around, and when it returns, the increasing demand for work from home options seems to stem from two catalysts: (1) living costs in the metro with a high density of knowledgeable workers, and (2) technology has allowed for remote collaboration.

The past year was one of the monumental shifts. While every aspect of our personal lives underwent a significant change, the professional side also saw a massive shake-up. Remote work is one of those new trends. According to a recent Upwork survey, about 1 in 4 Americans (26.7%) will be working remotely in 2021. This is a significant change from 2015 when only 7% of civilian employees in the U.S. had an option to work from home. This is prepping to be the year of big remote work shifts, and work-from-home policies across companies and industries will change massively. Twitter, Shopify, and Dropbox have already announced that they will be moving to permanent work-from-home setups, and Mark Zuckerberg, CEO of Facebook, announced that half of the company's employees could work remotely for 5 to 10 years.

Working From Home: Motivations and Concerns

So, why go to the office to do things that you can otherwise accomplish at home? Is going to the office just to let your boss know that you are working? Wouldn't be figure that out with your output? These are the common rhetorical questions that employees pushing for the work from home setups bring up. Today, workers demand flexibility. They want a great work-life balance. And, it is commonly believed that when people have a good work-life balance, they become more productive at work. This is, at least, the selling point for remote work arrangements.


Remote W
Remote work training will decrease productivity
Interruptions during hybrid meetings
Lack of remote work training
0

The world witnessed a historic shift in the 2020 job market due to the Covid-19 pandemic. While some companies used to offer the ability to work from home as a perk, it has now become the norm for most businesses. By 2025, an estimated 70% of the workforce will be working remotely at least five days a month. While 2020 may be considered the year of remote work, it is just the beginning as we see the trend continuing in 2021.

To be honest, we thought changes were huge, but this is turning into a massive market opportunity.

All the best from Bali,
the airports are opening so please come visit!

Julien

AFTER FORBES AND TECH TIMES NOW LUXURY VILLAS

Who says Clean technology can not be sexy???

INVEST NOW IN GEMINI ONE



Reserve Your Investment Now in

GEMINI ONE ON WEFUNDER

EX VENTURE ON WEFUNDER

GEMGEMINI ONE – Making Luxury Boat Living Sustainable, Beautiful and AffordableINI ONE – Making Luxury Boat Living Sustainable, Beautiful and Affordable

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] This Webinar will Blow Your Mind! Waste to Super Cheap Green Hydrogen- Zero Carbon in the Lead!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:57 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>

Dear Julien,

When we first started with our EX Zero Carbon Team in 2006- we received massive funding to fulfill a dream. It was to convert waste into green Hydrogen. Therefore we used steam in the reaction and not air, which brought back so many technical issues that our investors in 2013, after losing over USD 60 Mil. ran out of patience. Great news for us!

The process was far too complex, and it wasn't easy to stabilize the reaction overall. In addition, the gas prices remained low. Somehow, the idea of using Hydrogen to balance solar power for transportation in trucks and industrial processes took a lot longer to reach mainstream than we thought possible.


ZERO
BREAKTHROUGH TECH WEBINAR
INVEST ON WEFUNDER
WASTE TO HYDROGEN REVOLUTION

VIEW THE WEBINAR NOW!

Now Green Hydrogen is the big hype! Everyone is talking about it, and governments cannot spend money fast enough on research and infrastructure. The hope behind this is a high-quality fuel that can easily be generated from access to solar energy and efficiently converted back into electricity. The incredible thing is that this market is still in its early phase, and this breakthrough is putting Zero Carbon into a pole position for the small and mid-scale market.


Global Green Hydrogen Market
Market forecast to grow at a CAGR of 67.8%
USD 15.1 Billion
USD 1.14 Billion
2021
2026
https://www.researchandmarkets.com/reports/5310213
RESEARCH AND MARKETS
THE WORLD'S LARGEST MARKET RESEARCH STORE

Especially the oil and Gas industry likes this idea since potentially existing infrastructure such as gas pipelines could find additional usage.
Now, why are we not doing it yet?

The simple reason is that Green Hydrogen currently is still simply too expensive. Also, there are no trucks available in large quantities, and most Hydrogen is generated from fossil fuel, so the Greenhouse Gas emissions are terrible.
So what we need is a cheap, decentralized hydrogen infrastructure! Now here is where as crazy as it sounds, we have a solution right here.

Watch in this week's Webinar how Michael Hofmeister, CTO at Zero Carbon, is generating 40% Hydrogen straight out of the reactor with the worst fuel possible. With another 14% of Carbon Monoxide (CO) converted into Hydrogen as well, we have just become a decentralized Green Hydrogen Processor- the best part. We can produce cheaper than any other process because, in general, we get paid for the waste treatment with a so-called tipping fee.

These results are an absolute Game-Changer, and we are reaching out for peer review right now. The laboratory tests in this webinar were done in a university-monitored program. Otherwise, I would myself have issues believing, but it happened, and it's big.

Enjoy this webinar, trying to find the right words and make the importance of this breakthrough more understandable.

We are glad we had this little chat. Please let us know what you think!
Check out EX Venture our Parent Fund getting ready for a very limited investment opportunity. https://wefunder.com/ex.venture.inc

Best wishes from Lockdown Bali!

Julien Uhlig

Here is the Webinar! Enjoy-


ZERO
BREAKTHROUGH
TECH WEBINAR
INVEST ON
WEFUNDER
WASTE TO HYDROGEN REVOLUTION

VIEW NOW!

LAST CHANCE TO INVEST IN ZERO-CARBON BEFORE THE VALUATION GOES UP!


Julien Uhlig, CEO
EX ZERO CARBON INC.
We are bringing true
breakthrough technology to markets.

ZERO CARBON INTRO- BACK ON THE STARTUP SIDE
https://youtu.be/Kp-C0tEJ-LE

INVEST NOW IN ZERO CARBON ON WEFUNDER

EX VENTURE IS GETTING READY TO RAISE FUNDS ON WEFUNDER!

YOU CAN RESERVE YOUR INVESTMENT HERE!

INVEST NOW IN EX VENTURE ON WEFUNDER

EX VENTURE NIGHT COMING SOON

We are Super Proud to announce the first Round of Co-Hosts of EX Venture Night, **"Best of Cleantech 2021"** This is the largest Online-Investment Event for Impact and Sustainability Companies.

We will be joined by:
Renat Heuberger, CEO of Southpole AG
Giancarlo Savini, Investments & Partnerships Director at Honeywell
Gerard Reid, Co-Founder of Alexa Capital
Remy de Tonnac, ETF Partners
Craig Douglas, SET Venture Partners
Matthew King, Valhalla Ventures
Steven Berkenfeld, Form. Barclays Bank
Leesa Soloudra R3 Venture
Peter du Pond, Asia Clean Energy Partners
Stephen Schueler, Enerjen Venture

JOIN NOW!

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Share To Win a Trip to Bali!

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have 0 referrals so far

Share now >

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Singapore 088443
Singapore

Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] Vacation Time is Startup Time- GEMINI ONE Featured in Luxury Villas and Wefunder

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Oct 27, 2021 at 3:54 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <j.uhlig@exventure.co>



INVEST NOW: GEMINI ONE – Making Luxury Boat Living Sustainable, Beautiful and Affordable

Dear Julien,

Yes! Zero Carbon Funding Campaign is off for a few more weeks. Time to develop great Waste2Hydrogen Technology, finish Our Pilot Project in Indonesia and File some Government Grants.

But also: Vacation time is start-up time! What do you do after you finish the successful campaign and have two weeks off to launch another company? No, I mean it; what could be more fun and exhilarating than doing something you genuinely love. For the readers who have known me for a while, you know that I've always been an artist at heart, and maybe too creative and impact-driven, for my good. I know I can be preachy, extremely persistent, and kind of a pain. But having created the X Venture, it is a fantastic opportunity to use our

resources to launch products and services that I never thought possible. Over a year ago, we were awarded the German government contract to integrate more solar systems into Innovative transportation and living Concepts. When we finally got the approval, we had to admit that the initial scooter Market we were looking for has already been fully covered by the Chinese and leaves very little space for growth and USP.



THE GEMINI- THE TESLA MODEL 3 OF LIVING BOATS

So we have been looking around where we can create more sustainable living experiences. After 26 years of living on the road, one thing that has always bothered me is generally the way we live. The way we built and constructed homes, especially here in Southeast Asia, still amazes me at the time. From the perspective of someone who has spent the last decade decentralized energy systems, the way we built cities is super inefficient, super costly, and outdated. But as radical as I sometimes can be, I totally understand that we cannot just rip everything out; cities have grown over centuries, they have a legacy that takes up keeping and everything else.

TRAVEL LUXURY VILLAS


GEMINI ONE – Making Luxury Boat Living Sustainable, Beautiful and Affordable

AFTER FORBES AND TECH TIMES NOW LUXURY VILLAS

Who says Clean technology can not be sexy???

INVEST NOW IN GEMINI ONE

Today there has been a significant change over the last decade that I've been involved in; we can generate electricity, produce drinking water, treat waste dreams cheaper on a decentralized basis than we can on a city scale. Housing prices have gone up so much that I truly believe at this point that we can build floating homes even in the most beautiful beach locations in the world, cheaper than living in a crappy two-bedroom apartment in New York City. Covid has brought us to Bali; we simply did not want to be stuck in Singapore, with a small family, doing the most prolonged epidemic in human history. Can we move to this little Beach location, with maybe five thousand people, and find the ultimate quality of life at a fraction of the cost they used to spend in New York City, for example.

But it's not just us, so many people working part-time in their offices now can take months or years off, we're from anywhere in the world, why would you pace yourself and those overhyped, overpriced Financial capitals, you can put your apartment on Airbnb and live in parts of the world like body like a king.

Not saying Everyone should move out to Bali. But maybe join us on a beautiful GEMINI ONE in one of the best beach locations in the World.

Also, EX Venture is days away from our First SEC Filing! Yes! It is going really well. You can check out the campaign right here! Wefunder

All the best from Bali,
the airports are opening so please come visit!

Julien

Reserve Your Investment Now in

GEMINI ONE ON WEFUNDER

EX VENTURE ON WEFUNDER

GEMGEMINI ONE – Making Luxury Boat Living Sustainable, Beautiful and AffordableINI ONE – Making Luxury Boat Living Sustainable, Beautiful and Affordable

SUCH A GREAT ARTICLE-PLEASE CHECK IT OUT!

GEMINI ONE is asking us to reconnect with nature and rethink how we live in major cities all over the United States. Asking the question, if there is not a more sustainable or healthy connected way of living, and if luxury ocean living, because of the price drops in solar and energy storage, can be achieved now cheaper than living on land.

GEMINI ONE is doing nothing less than building the Tesla Model S of the sea, a fully electric living home with 1600 square feet that changes how we live, perceive nature, and saves his money.

Can luxury living on the ocean be cheaper than on land? That is the question EX Venture, the US-based Bali-operated investment company, is posing with their beautiful design of the GEMINI ONE floating home concept. The fully solar-powered luxury home with 1600 square feet of living space is fully sustainable, zero-emission, and challenging the status quo of sustainable living. Read More>>>

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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EX Zero Carbon 20A Tanjong Pagar Road Singapore, Singapore 088443
Singapore

GEMINI ONE ON WEFUNDER

THE TESLA OF THE OCEAN!

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TECH TIMES

"EX VENTURE Bringing Zero Emission Housing to the Digital Nomads Community Through Floating Solar Homes."

TECH TIMES 2021

ZERO CARBON ON WEFUNDER

BREAKTHROUGH WASTE TO FUEL-CELL SOLUTIONS

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Forbes

The Team of EX Venture has raised and consolidated funds in all four corners of the globe… Now the portfolio company EX Zero Carbon Inc. is ready to meet the new Global Challenges.
FORBES 2021

EX VENTURE IS PROUD TO PRESENT SENSES AT THE W HOTEL SEMINYAK


SENSES - The Grand Finale at W Bali





SENSES PICTURES

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MEET OUR SPONSORS

W BALI SEMINYAK

Peavey

exventure

EX VENTURE NIGHT 2021

WE ARE PUTTING A SPOTLIGHT ON THE BEST STARTUPS IN ENERGY TRANSITION, STORAGE, MOBILITY, AGRICULTURAL TECHNOLOGIES AND CLIMATE TECH

CHECK OUT EX VENTURE NIGHT 2021



julien, absolutely amazing! Big Thank you. *I can't believe that just hours after we spoke, I am in direct contact with and asked to share our pitch with investors such as Breakthrough Energy Ventures, Engie, SET Ventures, ETF Partners, Inven Capital, Terra Venture Partners, and others. Your network, passion, and energy are unbelievable!*

JAN CHRISTIAN SIVERTSEN
CEO- DESER CONTROL



Super impressed by the highly engaging format, and the **high-quality production** - not to mention the featured companies that truly can make the world a better place and which totally merit a global investor & partner audience. Great momentum, great people, great companies - and so much fun too. Looking forward to the next episode - this defines a new standard in fundraising and investor 'education' :)

REMY DE TONNAC
PARTNER- ETF PARTNERS



What an exciting, educational, and entertaining event! It is very encouraging to see so many compelling companies addressing our biggest problems with innovative solutions. And these were just the companies coming out of Germany. Thank you for pulling them all together and for the optimism and positive energy, the event engendered.

STEVEN BERKENFELD
INVESTMENT LEGEND



"EX-VENTURE NIGHT is the only truly global event connecting start-ups with investors and mentors. Greentown Labs is very proud to be a partner, many of our start-ups have truly benefited from this fantastic event."

JULIANA GARAIZAR- DIRECTOR GREENTOWN LABS HOUSTON


EX VENTURE NIGHT 2021 | BEST OF GLOBAL hosted by JULIEN UHLIG

EX VENTURE RESEARCH

DATA BACKED DECISION MAKING


exventure
trends

TRENDS IN REMOTE WORK

The shifts in the workplace have been monumental since covid. We want to know- how many people are working remotely and what's going on?

DOWNLOAD


exventure
trends

TRENDS IN CROWDFUNDING

Equity Crowd-Funding is becoming an exiting opportunity for seed round investments, we want to know the players. Super Interesting!

DOWNLOAD


exventure
trends

TRENDS IN AIRBNB

Is the a market for Sustainable floating homes like the GEMINI ONE design. We found a lot of market inside you might find interesting. Great opportunity.

DOWNLOAD

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.